Exhibit 12

LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Six Months Ended
	June 30,

	2004	2003

	(In thousands)
	(Unaudited)
Loss from continuing operations before income taxes, equity income (losses) in affiliates and minority interest	$(125,366)	$(165,756)
Plus fixed charges:
Interest expense	4,790	23,886
Interest component of rent expense(1)	4,115	6,534
Less: capitalized interest	(957)	(7,438)

Earnings available to cover fixed charges	(117,418)	(142,774)
Fixed charges(2)	(8,905)	(37,139)

Deficiency of earnings to cover fixed charges	$(126,323)	$(179,913)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends for the six months ended June 30, 2003 have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying our operations and the resulting impact on our effective tax rate. Fixed charges include the accrual of preferred dividends and interest on unsecured debt obligations (excluding bank debt) through July 15, 2003, the date of our Chapter 11 filing.